March 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell and Celeste Murphy

Re:	Instil Bio, Inc.

Registration Statement on Form S-1

File No. 333-253620

Acceleration Request

Requested Date: March 18, 2021

Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC, as representatives of the several underwriters, hereby joins Instil Bio, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-253620) (the “Registration Statement”) to become effective on March 18, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President

JEFFERIES LLC

By:	/s/ Charles Glazer
Name: Charles Glazer
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

cc:	Bronson Crouch, Instil Bio, Inc.

Divakar Gupta, Cooley LLP

Madison A. Jones, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

[Signature Page to Acceleration Request]